[First Community Financial Partners, Inc. Letterhead]

January 25, 2013

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re:     First Community Financial Partners, Inc.
Amendment No. 1 to Registration Statements on Form S-4’s
Filed December 21, 2012
File No. 333-185041, 333-185043 and 333-185044

Dear Mr. Webb:

We are in receipt of your comment letter dated January 23, 2013 to Amendment No. 1 to Registration Statements on Form S-4 (the “Registration Statements”) filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2012 by First Community Financial Partners, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. Additionally, herewith filed with EDGAR are complete copies of Amendment No. 2 to each of the Registration Statements on Form S-4 (the “Amendments No. 2”). We are also providing via courier two copies of each Amendment No. 2, and two copies of each Amendment No. 2 marked to show changes from the corresponding Amendment No. 1 to the Registration Statements filed on December 21, 2012. Please note that the pagination in each Amendment No. 2 has changed as a result of the typesetting process.

Risk Factors, page 20

1.	For the Burr Ridge filing, the most prominent risk factor should contrast the book value and earnings of the securities given up for the book value and earnings of the securities to be received.

The Company’s Response:

The risk factor section of the Burr Ridge Bank and Trust Amendment No. 2 has been revised to prominently include this risk factor.

Market Data, page 20

2.
Pursuant to Item 17(a)(2) of the form requirements for Form S-4, revise to include the information required by Item 201(a)(iii) of Regulation S-K, to the extent known, including the source of this information.

The Company’s Response:

The language in the Market Data section of each Amendment No. 2 has been revised in response to the Commission’s comment.

The Board’s Reasons for the Merger, page 41

3.	The board should specifically note each Monroe analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

The Company’s Response:

The language in The Board’s Reasons for the Merger and the Opinion of the Financial Advisor sections of each of the First Community Bank of Homer Glen and First Community Bank of Plainfield Amendment No. 2 has been revised in response to the Commission’s comment.

Opinion of the Financial Advisor, page 42

4.	As previously requested, please disclose the total amount received by Monroe Securities from First Community, including its majority-owned subsidiaries, in the last two years.

The Company’s Response:

The Opinion of the Financial Advisor section of each Amendment No. 2 has been revised in response to the Commission’s comment.

Summary Compensation, page 153

5.	Revise to provide information for the year ended 2012. See Item 18 of Form S-4 and Item 402 of Regulation S-K.

The Company’s Response:

The Summary Compensation information in each Amendment No. 2 has been revised in response to the Commission’s comment.

Exhibit 8.2

6.	Please revise the first sentence to make clear that you are addressing all of the material federal income tax consequences. Delete the term certain from the first line.

The Company’s Response:

The first sentence of the tax opinion exhibit to each Amendment No. 2 has been revised in response to the Commission’s comment.

__________________________________
As requested by the Commission’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (708) 675-1131 should you have any questions regarding our responses or any related matters.
Sincerely,

First Community Financial Partners, Inc.

By:     /s/ Patrick J. Roe
Title:    Chief Executive Officer

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